Mail Stop 3561

November 27, 2007

Mr. Terry Burman
Chief Executive Officer
Signet Group plc
15 Golden Square
London W1F 9JG
England

RE: **Signet Group plc**
Form 20-F for Fiscal Year Ended February 3, 2007
File No. 1-32349

Dear Mr. Burman:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief